Filed Pursuant to Rule 424(b)(3)

Registration No. 333-107948

PROSPECTUS SUPPLEMENT NO. 1

(To the Prospectus dated October 9, 2003)

$57,500,000

Global Imaging Systems, Inc.

4% Convertible Senior Subordinated Notes due 2008 and

2,406,663 Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated October 9, 2003 of Global Imaging Systems, Inc. relating to the resale from time to time by selling securityholders of our 4% Convertible Senior Subordinated Notes due 2008 held by certain securityholders and the shares of our common stock issuable upon conversion of the notes. This prospectus supplement is incorporated by reference into and should be read in conjunction with the prospectus dated October 9, 2003. This prospectus supplement is qualified by reference to the prospectus dated October 9, 2003, except to the extent that the information provided by this prospectus supplement supercedes the information contained in the prospectus dated October 9, 2003.

Investing in the notes and common stock involves risks. You should carefully consider the “Risk Factors” beginning on page 9 of the prospectus dated October 9, 2003 in determining whether to purchase the Global Imaging Systems, Inc. 4% Convertible Senior Subordinated Notes due 2008 or the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 6, 2003.

The section of the prospectus entitled “Selling Securityholders” on pages 33-36 of the prospectus dated October 9, 2003 is amended and restated in its entirety to read as follows:

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in May 2003. The notes were resold by the initial purchasers of the notes in the United States to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests. Neither the filing with the SEC of the registration statement of which this prospectus forms a part nor the distribution of this prospectus necessarily means that any or all of the notes or shares of common stock being offered for the accounts of the selling securityholders are being offered for sale at any given time.

The following table sets forth information provided to us by the selling securityholders on or before November 5, 2003, about the principal amount of notes and the underlying common stock beneficially owned and offered by each selling securityholder that may be offered using this prospectus. Unless otherwise indicated in the footnotes, each selling securityholder (1) beneficially owns the number of shares of common stock set forth in the table below and (2) may offer all of the notes and shares of common stock it beneficially owns and, accordingly, will own no securities of Global if all of the securities it may offer pursuant to this prospectus are sold by it.

Name and Address	Principal Amount of Notes Beneficially Owned that May be Sold	Number of Shares of Common Stock Beneficially Owned that May be Sold (1)
AIP Alternative Strategies Funds – Alpha Strategies I Fund 701 Westchester Ave., Suite 205-W White Plains, NY 10604	$250,000	10,463

Alexandria Global Master Fund Ltd. Alexandria Investment Management 767 Third Avenue, 39th Floor New York, NY 10017	$4,000,000	167,420

BNP Paribas Equity Strategies, SNC (2) (3) BNP Paribas Brokerage Services, Inc. 555 Croton Road, 4th Floor King of Prussia, PA 19406	$418,000	17,495

CC Convertible Arbitrage Ltd (3) 111 W. Jackson Blvd, Suite 2020 Chicago, IL 60604	$2,000,000	83,710

Coastal Convertibles LTD c/o Harbor Capital 2777 Summer Street Stamford, CT 06905	$1,000,000	41,855

Context Convertible Arbitrage Fund, LP (4) 12626 High Bluff Dr. San Diego, CA 92130	$1,250,000	52,318

Context Convertible Arbitrage Offshore, LTD Fulcrum Limited 48 Par laVille Road, Suite 193 Hamilton HM 11, Bermuda	$2,000,000	83,710

CooperNeff Convertible Strategies (Cayman) Master Fund L.P. BNP Paribas Brokerage Services, Inc. 555 Croton Road, 4th Floor King of Prussia, PA 19406	$454,000	19,002

DBAG London (3) 31 West 52nd Street, 4th Floor New York, NY 10019	$4,000,000	167,420

D.E. Shaw Investment Group, L.P. (3) D.E. Shaw & Co., L.P. 120 West 45th Street, 39th Floor New York, NY 10036	$400,000	16,742

Name and Address	Principal Amount of Notes Beneficially Owned that May be Sold	Number of Shares of Common Stock Beneficially Owned that May be Sold (1)
D.E. Shaw Valence Portfolios, L.P. (3) D.E. Shaw & Co., L.P. 120 West 45th Street, 39th Floor New York, NY 10036	$1,600,000	66,968

Fidelity Financial Trust: Fidelity Convertible Securities Fund Fidelity Investments 82 Devonshire Street, MZ E31C Boston, MA 02109	$5,000,000	209,275

KBC Financial Products USA (4) 140 East 45th Street, 2GCT 42nd Floor New York, NY 10017	$500,000	20,927

Polaris Vega Fund L.P. c/o Paloma Partners Management Company Two American Lane Greenwich, CT 06836-2571	$1,000,000	41,855

RAM Trading Ltd 2100 Enterprise Avenue Geneva, IL 60134	$2,000,000	83,710

RBC Alternative Assets, L.P. (3) c/o Sage Capital 1280 N. Palm Avenue Sarasota, FL 34236	$300,000	12,556

Sage Capital 1280 N. Palm Avenue Sarasota, FL 34236	$3,200,000	133,936

Singlehedge US Convertible Arbitrage Fund BNP Paribas Brokerage Services, Inc. 555 Croton Road, 4th Floor King of Prussia, PA 19406	$69,000	2,887

Sturgeon Limited 48 Par la Ville Road, Suite 228 Hamilton HM 11, Bermuda	$238,000	9,961

Sunrise Partners Limited Partnership (3) Two American Lane Greenwich, CT 06836-2571	$2,700,000	113,008

UBS AG London Branch (3) 677 Washington Blvd. Stamford, CT 06901	$22,700,000	950,108

Name and Address	Principal Amount of Notes Beneficially Owned that may be Sold	Number of Shares of Common Stock Beneficially Owned that may be Sold (1)
Wachovia Capital Markets, LLC (4) 210 S. College St. Charlotte, NC 28288	$1,000,000	41,855

All other holders of notes or future transferees, pledgees, donees or successors of any such holders (5)	$1,421,000	59,475

Total	$57,500,000	2,406,656

(1)	Assumes conversion of all of the holder’s notes at a conversion price of $23.892 per share. This is equivalent to a conversion rate of 41.8550 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes – Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	BNP Paribas Equity Strategies, SNC beneficially owns 3,767 shares of common stock in addition to the shares of common stock issuable upon conversion of the notes. As a result, if BNP sells all shares of common stock it is offering hereby, it will beneficially own 3,767 shares of common stock, which is less than one percent of the issued and outstanding shares of common stock based on 22,645,577 shares of common stock issued and 21,680,043 shares of common stock outstanding on November 5, 2003, after completion of the offering, assuming it does not purchase or sell any shares other than those being offered pursuant to this prospectus.
(3)	This selling securityholder has informed us that it is an affiliate of a broker-dealer.
(4)	This selling securityholder has informed us that it is a broker-dealer.
(5)	Assumes that the other holders of notes, or any future transferees, pledgees, donees or successors of or from any other holders of notes, do not beneficially own any shares of common stock other than the shares of common stock issuable upon conversion of the notes.

To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

We prepared this table based on the information supplied to us by the selling securityholders named in the table. Unless otherwise disclosed in this section, no selling securityholder has indicated that it has held any position or office or had any other material relationship with us or our affiliates during the past three years. The selling securityholders listed in the above table may have converted their notes and may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their notes or shares since the date as of which the information is presented in the above table.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

Information about selling securityholders may change over time. Any changed information supplied to us will be set forth in future prospectus supplements. From time to time, additional information concerning ownership of the notes and shares of common stock may rest with certain holders thereof not named in the table above and of whom we are unaware.

On June 1, 2003, Wachovia Securities, Inc., one of the initial purchasers, became Wachovia Securities, LLC. At the same time, the Corporate and Investment Banking division of Wachovia Securities, Inc. was transferred to a newly created broker-dealer subsidiary of Wachovia Corporation, Wachovia Capital Markets, LLC, one of the selling securityholders. Wachovia Capital Markets, LLC and its affiliates have provided in the past, and may provide in the future, investment banking, commercial lending and financial advisory services to us and our affiliates. Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, is the administrative agent and a lender under our amended and restated senior credit facility. In addition, Wachovia Bank, N.A. is also the transfer agent and registrar of our common stock. With the exception of Wachovia Capital Markets, LLC, to our knowledge, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

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